On Embargo till 0600 hrs Singapore time

Media Release

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the company’s functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.6868 to US$1.00. [Conversion rate as at 30 June 2005 from the Federal Reserve Bank of New York]

Pacific Internet Posts the 14th Consecutive Quarter of Profits

Profits Up 8.1% Year-on-Year and Up 48.5% Quarter-on-Quarter

Financial Highlights for Second Quarter 2005

•	Net income of US$1.6 million (12 cents per diluted share), up 8.1% year-on-year; up 48.5% quarter-on-quarter.

•	Corporate business segment revenue of US$16.4 million, up 10.4% year-on-year and up 7.0% quarter-on-quarter, driven by the Group’s focus on the corporate business market.

•	Cash and cash equivalents grew to US$36.7 million.

SINGAPORE, 3 August 2005 -— Pacific Internet Limited or PacNet (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced its financial results for the second quarter that ended 30 June 2005. The Group posted its 14th consecutive quarter of profit, with net income rising 8.1% from the same quarter last year to US$1.6 million. This was also 48.5% higher than the previous quarter.

“Our positive financial results in the last 14 quarters have demonstrated Pacific Internet’s ability to perform strongly and consistently,” said Mr Tan Tong Hai, President and CEO of Pacific Internet. “We are pleased with the progress of our corporate business-focused strategy, which has gained momentum and contributed to our growth in the second quarter. Contribution from corporate business revenue this quarter was the highest in the last 14 quarters, driven by stronger corporate broadband and corporate value-added service performances.”

Second Quarter 2005 Financial Results

Table 1: Summary of Quarterly Financial Results

Group (in US$’000)	2Q 2005	2Q 2004	1Q 2005

Revenues	25,152	25,494	24,328

Total Operating Costs and Expenses	23,410	23,523	22,972

Operating Income	1,742	1,971	1,356

Net Income	1,569	1,451	1,058

Table 2: Summary of Year-to-Date Financial Results

Group (in US$’000)	Six months ended June 30
	2005	2004

Revenues	49,480	50,424

Total Operating Costs and Expenses	46,382	47,615

Operating Income	3,098	2,809

Net Income	2,627	2,377

Table 3: Subscriber Statistics

						Consumer Total
				Corporate Value	Corporate Business	(Broadband & Dial
Market	Corporate Broadband	Leased Lines	Corporate Dial Up	Added Services	Total	Up)	Grand Total

Singapore	6,650	530	6,800	670	14,650	134,900	149,550

Australia	9,920	170	350	11,750	22,190	39,560	61,750

Hong Kong	12,250	200	51,430	2,120	66,000	24,260	90,260

Philippines	190	190	360	30	770	92,590	93,360

Malaysia	—	40	10	30	80	—	80

Thailand	380	450	180	130	1,140	11,680	12,820

India	—	100	100	100	300	800	1,100

Total (as at Jun 2005)	29,390	1,680	59,230	14,830	105,130	303,790	408,920

Total (as at Jun 2004)	21,450	1,520	59,470	12,820	95,260	377,370	472,630

Notes:
- -	All numbers rounded to the nearest 10
Total subscriber reduction was due to consumer subscriber
decline. Corporate subscriber base continues to grow in line with the Group’s focus in the corporate business segment

Revenues
Revenue in the second quarter increased 3.4% to US$25.2 million quarter-on-quarter. It was level compared to the same quarter last year.

The Group continued to register growth as it shifts its focus towards the corporate business segment. Corporate business registered revenue of US$16.4 million, a 7.0% improvement quarter-on-quarter and 10.4% growth year-on-year. The Group is targeting for the higher-margin corporate business to outpace lowering contributions from the volume-based consumer segment.

From a product line perspective, broadband revenue grew 6.0% year-on-year to US$12.5 million. The increase was driven by the corporate broadband business which grew 17.5% year-on-year and contributed 68.9% of total broadband revenue. Corporate broadband growth was primarily from the small-and-medium sized business (SMBs) segment. SMBs are using more corporate broadband services in view of higher bandwidth and competitive pricing compared to other corporate connectivity offerings such as lower-end leased lines.

Along with the migration trend from lower-end leased line to corporate broadband, general pricing for leased lines have become more competitive. Leased lines revenue in the second quarter grew 2.7% to US$3.2 million year-on-year.

Value Added Services (VAS) sales continued to strengthen in the second quarter, posting a 14.8% growth year-on-year. In line with the focus in the corporate business segment, 86.8% of total VAS revenue was from corporate businesses. Corporate VAS grew by 19.5% year-on-year.

Net Income
Second quarter net income was US$1.6 million (or 12 cents per diluted share). This was an 8.1% growth year-on-year and a 48.5% growth quarter-on-quarter.

The higher net income was mainly due to stronger corporate business growth and lower operating expenses.

Operating Costs and Expenses
Gross margin was maintained at over 54% as the Group continues to effectively manage its telecommunications cost of sales.

There was no change in staff costs. Sales and marketing expenses were lower by 13.6%, which is in line with the Group’s corporate business-skewed customer mix. Other general-and-administrative expenses increased by 5.6% year-on-year primarily due to consultancy fees relating to Sarbanes-Oxley compliance and business development.

Cash Flow and Cash Balance
In the second quarter, the Group recorded a net cash deficit of about US$0.6 million. Although the Group generated cash of US$1.6 million from operating activities for the quarter, US$2.2 million was used on investing activities, mainly on acquisition of the wireless spectrum license in Singapore and fixed assets. Another US$0.1 million was used in financing activities primarily for repayment of capital leases in this quarter. As of June 30, 2005, the Group held cash and cash equivalents of US$36.7 million compared to US$31.3 million a year ago.

Additional Business Highlights

•	Securing of wireless spectrum rights from the Infocomm Development Authority of Singapore (IDA) to deploy wireless broadband and fixed wireless services in Singapore.

•	Collaboration with Sun Microsystems and the IDA to launch a groundbreaking games market access program, “Games MAP”, to international content providers seeking to deliver gaming content in Asia.

•	Partnership with the Australian Government Department of Health and Ageing to offer broadband services to the healthcare community as part of the country’s Broadband for Health Program.

•	Awarded the Australian Service Excellence Award in the category of ‘National Medium Business’ for the second consecutive year. The award is Australia’s highest recognition for customer service presented by the Customer Service Institute of Australia (CSIA).

•	Launch of a wireless hotspot service across Hong Kong for mobile workers and travelers.

Conference Call and WebCast

The Management will host a conference call to discuss the results:

Singapore Time: 3 August 2005 @ 7.00 a.m.

US Eastern Time: 2 August 2005 @ 7.00 p.m.

Dial-in number:	International: US:	+1-913-981-5510 800-502-0493 (toll-free)

The call will also be webcast “live” at the following website: www.pacnet.com/investor/

Detailed financial statements together with management’s discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at pacnet.com.

Investor & Media Contacts:

Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Caution Concerning Forward-Looking Statements
Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.